Exhibit 99.1

Alpha Tau Announces the Acceptance in Major Peer-Reviewed Journals (International Journal of Radiation Oncology, Biology, Physics, and Frontiers in Oncology) of Two Landmark Pre-Clinical Studies Demonstrating Significant Potential Synergies Between the Alpha DaRT Treatment and Standard-of-Care Immunotherapy, Chemotherapy and Anti-Angiogenic Therapy

- Study on combination with anti-PD1 therapy published by International Journal of Radiation Oncology, Biology, Physics, known in the field as the Red Journal, the official journal of the American Society for Radiation Oncology (ASTRO) -

- Study on combinations with chemotherapy and anti-angiogenic therapy in human glioblastoma multiforme xenografts accepted for publication by Frontiers in Oncology, in its Radiation Oncology section –

JERUSALEM, September 8, 2022 – Alpha Tau Medical Ltd. ("Alpha Tau"), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today the acceptance of two landmark pre-clinical studies in major peer-reviewed journals, both demonstrating the significant potential synergies between Alpha DaRT therapy and standard-of-care solid tumor therapies used today.

“We are very excited to have these fantastic results recognized by two leading journals in our field,” said Alpha Tau CEO Uzi Sofer. “The potential synergy between Alpha DaRT and immunotherapies continues to be a strong area of focus for Alpha Tau, both in our ongoing pre-clinical work as well as in our endeavors to run multiple human clinical trials examining such combinations, including the trial currently underway combining Alpha DaRT with pembrolizumab in recurrent unresectable or metastatic head & neck squamous cell carcinoma patients. Similarly, the promising results for GBM patients are a key priority for Alpha Tau, as we continue to focus on advancing our solution for this deadly disease as quickly as possible. Armed with our Breakthrough Device Designation from the FDA in recurrent GBM, we have been progressing swiftly in large animal studies using our specially designed radial applicator for use in the brain, with the intent to begin a human clinical study in the near future.”

Ronen Segal, CTO at Alpha Tau added, “These two significant studies continue to build on the ever-growing body of evidence that the Alpha DaRT may offer not only a compelling local radiation therapy solution, but also provide a broader systemic benefit through interaction with the immune system, and our incorporation of more advanced immunological analyses has improved our understanding of these amazing mechanisms. We also are impressed by the synergies we see with other mechanisms such as anti-angiogenesis and continue to explore those in parallel as well.”

The first study, published in the International Journal of Radiation Oncology, Biology, Physics (known as the Red Journal) examines the transcriptional profile activated by Alpha DaRT, and its potential to enhance responsiveness to immune checkpoint inhibition of the programmed cell death protein 1 (PD-1) blockade. These results demonstrate potential synergies with immune stimulation in mice and support the further exploration of the Alpha DaRT as a compelling local radiation therapy with the potential to induce antitumor immunity.

In this pre-clinical study, Squamous Cell Carcinoma (“SCC”) tumor-bearing mice were treated with Alpha DaRT in combination with an anti-PD1 therapy (“aPD-1”). This group was compared to groups of mice treated with either Alpha DaRT or aPD-1 as a monotherapy, as well as to a control group. The efficacy of the treatment was evaluated over time, and the immune level of activation was analyzed through immunophenotyping and immunohistochemical staining sixteen days after Alpha DaRT source insertion.

The group treated with Alpha DaRT in combination with aPD-1 demonstrated delayed tumor development, higher T-effector cell infiltration with enhanced cytotoxic potential, and reduced systemic Myeloid-Derived Suppressor Cells (“MDSCs”) than either monotherapy alone. Gene expression and gene set enrichment analysis of mRNA levels seven days after Alpha DaRT insertion indicated that Alpha DaRT upregulated indicators of cell death, interferon signaling and myeloid related transcription, while downregulating indicators of DNA repair and cell proliferation. Moreover, immunophenotyping analysis at this timepoint showed that Alpha DaRT induced dendritic cell activation and affected the distribution of MDSC populations. Altogether, those findings demonstrated that the Alpha DaRT may offer tumor cell destruction via additional pathways beyond the immediate local impact of generating double-strand DNA breaks in tumor cells.

This study’s authors conclude that Alpha DaRT can promote a “hot” tumor microenvironment and changes in immune suppression that lead to a potentiation of aPD-1 blockade-induced effector T-cell function and improved treatment efficacy. The authors observe that this study provides a rationale for investigating the combination of Alpha DaRT and aPD-1 clinically in SCC patients.

The full publication can be seen here:

https://www.sciencedirect.com/science/article/pii/S0360301622031881

The second study, accepted for publication by Frontiers in Oncology in its Radiation Oncology section, examines the use of Alpha DaRT in treating human glioblastoma multiforme (“GBM”) xenografts, together with Temozolomide (“TMZ”), a standard-of-care chemotherapy, or Bevacizumab, a standard-of-care antiangiogenic therapy, both commonly used in treating GBM.

The results demonstrated that the combination of alpha radiation with TMZ doubled the cytotoxic effect of each of the treatments alone, and the surviving fraction of cancer cells treated by TMZ in combination with alpha irradiation was lower than alpha- or x-ray irradiation as monotherapies, or than by x-ray combined with TMZ. In addition, the treatment of GBM-bearing mice with Alpha DaRT and TMZ delayed tumor development more efficiently than the monotherapies. The studies further confirmed that, unlike other radiation types, alpha radiation did not increase the secretion of VEGF, a potent angiogenic factor that promotes tumor growth.

With respect to the combination of Alpha DaRT with anti-angiogenic therapy, Bevacizumab treatment introduced several days after Alpha DaRT implantation improved tumor control, compared to Bevacizumab or Alpha DaRT as monotherapies. The combination was also shown to be superior when starting Bevacizumab administration prior to Alpha DaRT implantation in large tumors relative to the size of the Alpha DaRT source. Bevacizumab induced a decrease in the endothelial cell marker CD31 staining in conjunction with the Alpha DaRT treatment, and increased the diffusive spread of Radium-224 daughter atoms in the tumor tissue, while decreasing their clearance from the tumor through the blood.

A summary abstract of the publication can be seen here:

https://www.frontiersin.org/articles/10.3389/fonc.2022.888100/abstract

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com